# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNIYIELD NEW YORK QUALITY FUND, INC., CIK 0000882150
CUSIP: 09255E805
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Date of event which requires filing of this statement: 07/16/2025
Amends the filing with accession number 0001654954-22-009234
Filed by CIK 0001344146
Persons authorized to receive notices and communications: Toronto-Dominion Investments,, 1 Vanderbilt Avenue, New York, New York (NY), 10017, (212) 827-7488

## Reporting persons
- TORONTO DOMINION INVESTMENTS, INC. (CIK 0001344146): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,010; sole dispositive power 0; shared dispositive power 2,010; aggregate amount beneficially owned 2,010 (100% of the class)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC. (CIK 0000744464): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,010; sole dispositive power 0; shared dispositive power 2,010; aggregate amount beneficially owned 2,010 (100% of the class)
- TD GROUP US HOLDINGS LLC (CIK 0001710914): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,010; sole dispositive power 0; shared dispositive power 2,010; aggregate amount beneficially owned 2,010 (100% of the class)
- THE TORONTO-DOMINION BANK (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,010; sole dispositive power 0; shared dispositive power 2,010; aggregate amount beneficially owned 2,010 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Name of issuer: BLACKROCK MUNIYIELD NEW YORK QUALITY FUND, INC.
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Comment: This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated June 22, 2022 and filed with the SEC on July 5, 2022 (the "Original Schedule 13D"), for Toronto Dominion Investments, Inc. ("TDI"), Toronto Dominion Holdings (U.S.A.), Inc. ("TDH"), TD Group US Holdings LLC ("TD GUS"), and The Toronto-Dominion Bank ("TD Bank") (collectively, the "Reporting Persons") with respect to Series W-7 Variable Rate Demand Preferred Shares (CUSIP No. 09255E805) ("VRDP Shares") of BlackRock MuniYield New York Quality Fund, Inc. (the "Issuer"). This Amendment is being filed in relation to the redemption by the Issuer on July 16, 2025 of 467 VRDP Shares (CUSIP 09255E805) of the Issuer held by TDI.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

As of July 16, 2025, the Reporting Persons beneficially will own an aggregate of 2,010 VRDP Shares representing 100% of the outstanding VRDP Shares of the Issuer. The 2,010 VRDP Shares reported herein consist of 2,010 VRDP Shares over which TDI is the record and beneficial owner. TDH is the sole owner of TDI and accordingly beneficially owns the VRDP Shares held by TDI. TD GUS is the sole owner of TDH and accordingly beneficially owns the VRDP Shares held by TDI. TD is the sole owner of TD GUS and accordingly beneficially owns the VRDP Shares held by TDI.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 thereto and the insertion of the following exhibits:

Exhibit Description of Exhibit

99.11 Joint Filing Agreement

99.12 Certificate for TD

99.13 Secretary's Certificate for TD GUS

## Signatures
- TORONTO DOMINION INVESTMENTS, INC.: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (07/18/2025)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC.: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (07/18/2025)
- TD GROUP US HOLDINGS LLC: /s/ Salma Salman, Salma Salman/Senior Vice President and Chief Financial Officer TD AMCB (07/18/2025)
- THE TORONTO-DOMINION BANK: /s/ Christina Petrou, Christina Petrou/Vice President (07/18/2025)